As filed with the Securities and Exchange Commission on June 29, 2009

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
Under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

ASA LIMITED

(Name of Subject Company (Issuer))

ASA LIMITED

(Name of Filing Person (Offeror))

Common Shares, Par Value U.S. $1.00 Per Share

(Title of Class of Securities)

G3156P 10 3

(CUSIP Number of Class of Securities)

Paul K. Wustrack, Jr., Esq., Secretary
ASA Limited
11 Summer Street, 4th Floor
Buffalo, New York 14209
(716) 883-2426

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

with copies to:

R. Darrell Mounts, Esq.

K&L Gates LLP
1601 K Street, N.W.
Washington, DC 20006
(202) 778-9000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*A filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. •

June 29, 2009

Contact: David J. Christensen
President and Chief Executive Officer
(800) 432-3378 or (716) 883-2428

Julian Reid
Chairman of the Board
+44-7768 068 200

FOR IMMEDIATE RELEASE

ASA Limited Announces Results of Tender Offer Measurement Period

Buffalo, NY, June 29, 2009 – ASA Limited (NYSE:ASA), a closed-end fund specializing in gold and other precious mineral investments worldwide, today announced the results of the tender offer measurement period ended June 26, 2009.

Pursuant to the tender offer program announced on March 31, 2008, the Company will conduct cash tender offers in fiscal year 2009 and 2010, if its shares have traded on the New York Stock Exchange (NYSE) during a 12-week measurement period in each year at an average discount from net asset value (NAV) of greater than 10%, determined on the basis of the average of the discounts on the last trading day in each week. The discount is calculated using the NAV as of the close of regular trading on the NYSE and the last reported sale price of the Company’s shares on the NYSE during regular trading hours. Each tender offer would be for 10% of the Company’s outstanding shares at a purchase price of 98% of NAV on the date the tender offer expires. For the 12-week measurement period ended June 26, 2009, the Company’s shares traded at an average discount to NAV of 10.18%. Consequently, the Company will commence a tender offer in the fourth quarter of its fiscal year 2009 for up to 10% of its outstanding shares. Additional information about the dates and terms of the tender offer will be provided in a subsequent press release.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Company. The Company has not commenced the self-tender offer described in this press release. Upon commencement of the tender offer, the Company will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Shareholders of the Company should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the Company’s tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov. The Company will also make available to its shareholders, without charge, the offer to purchase and letter of transmittal. The offer to purchase shares will not be made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the offer to purchase or the acceptance thereof would not be in compliance with the laws of the jurisdiction.

Statements in this press release that are not historical facts are forward-looking statements as defined in U.S. federal securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the Company’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.